as of July 1, 1997

Mr. Jerome E. Ruzicka
33 Adams Drive
Stow, Massachusetts 01775

                       CONSULTING AGREEMENT ("AGREEMENT")

Dear Mr. Ruzicka:

This letter, when signed by you, will confirm, and set forth the terms of, the agreement between Emerson Radio Corp. ("Emerson" or "the Company") and you, effective as of July 1, 1997 ("effective date"), regarding the services you shall be performing for Emerson. Accordingly, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, Emerson and you mutually agree as follows:

1. Emerson engages you as a non-exclusive independent contractor to provide consulting services for the design, development, specification and marketing of products employing the proprietary technology ("Licensed Technology") to which Emerson has secured rights under the licensing agreement with REP Investment LLC, made as of August 23, 1996 ("License Agreement"). You agree to devote your best efforts, skills, abilities and such time as is necessary for the successful performance of the services as hereinafter defined, subject to the provisions set forth in this Agreement.

2. The objectives of the work to be performed shall be for you to assist Emerson and Emerson's engineering-manufacturing vendor personnel in establishing a profitable high-growth new business venture based on the Licensed Technology and to (1) devise variations of the Micro-10 product to prevent early saturation of sales by expanding into diverse markets, and (2) facilitate development of a comprehensive matrix of products, based on the Licensed Technology, to build and grow a profitable business over a multi-year horizon. Your duties shall include, but not be limited to, the following:

           A. Advise and assist Emerson's CinemaSurround(Trademark) product line manager (presently Gene Rissetto, Vice President - Product Development of Emerson Radio Consumer Products Corporation) in matters relating to audio technology, engineering application and product design and evaluation, working in collaboration with Emerson's designated engineering-manufacturing vendor(s) (presently known to be ATLM). Such duties may include on-site consulting at Emerson's, or its vendor's(s'), engineering-production facilities, including those in the Far East.
           B. Provide general technical support, product line conceptual design, feature and benefit recommendations, application engineering assistance, prototype evaluation and trouble shooting, design defect identification and product improvement design recommendations.

It is understood by the parties that the services to be provided under this agreement are to be performed as needed by the market and development status of the Licensed Technology and, therefore, shall not generally be delivered uniformly over time. Periods of both high and low demands are anticipated. However, it is agreed that generally you shall provide the services on an average of three (3) days per week. Moreover, notwithstanding any provision of this Agreement to the contrary, you shall not be required to provide services on more than one hundred fifty-six (156) days, with not more than twenty (20) days outside the continental United States, during the term of this Agreement. Travel time and time spent in preparing reports shall be included for purposes of such time limits.

All services to be provided under this agreement are collectively referred to hereinafter as "Services".

3. You represent that to the best of your knowledge you are not aware of any certificates or licenses which you are required to obtain in order to perform the Services. You agree that you will use reasonable efforts to keep current on any such requirements and will so comply when, and if, necessary. You also agree to comply with all applicable International, Federal, State and Local laws, rules and regulations of which you are aware, in performing the Services, and to confirm such compliance upon request by Emerson. You further warrant that in performing your Services you shall not violate or in any way infringe upon any third party's property, contractual, employment, trade secrets, proprietary information, non-disclosure, trademark, copyright or patent rights of which you have knowledge.

4. In the performance of your Services, you shall cooperate fully with all officers, employees and agents of Emerson as Emerson's Chief Executive Officer, Board of Directors, President of Emerson Radio Consumer Products Corporation or Vice President - Product Development of Emerson Radio Consumer Products
Corporation may direct. Emerson shall designate from time to time a representative to serve as your primary contact with Emerson. You may rely upon any instructions or information given to you by such representative. In the event you receive any conflicting instructions or information given by such representative, officers, employees or agents of Emerson, you shall advise such representative of the conflict and such representative shall resolve same internally with the Company and advise you of the final instructions. The representative initially designated by Emerson is Gene Rissetto, Vice President-Product Development of Emerson Radio Consumer Products Corporation. The representative may be changed from time to time by written notice to you from the Chairman of the Board of Directors of Emerson or the President of Emerson Radio Consumer Products Corporation.

5. You agree that the relationship between you and Emerson under this Agreement is one of independent contractor. In performance of the Services, you shall have no authority, and shall not represent or hold yourself out as having such authority, to enter into any agreement on behalf of Emerson or bind or commit Emerson in any way unless otherwise agreed to in writing between Emerson and you. Your engagement under this agreement is limited solely to providing the Services as set forth herein. Since you are not an employee, you shall not be entitled to receive any employee benefits or be entitled to participate in any medical, health or other plan available to employees of the Company.

6. The term of this agreement commenced as of July 1, 1997 and it shall be in full force and effect for a period of one year (1) from the effective date. During the six (6) month period commencing as of the effective date of this agreement, either party may terminate this agreement if the other party breaches this agreement and such breach is not cured within thirty (30) days after written notice and demand. After such six (6) month period, either party may terminate this agreement at any time for any reason or no reason upon giving the other party thirty (30) days' prior written notice. Upon expiration or termination of this agreement, you shall promptly return to Emerson all inventory, reports, documents, catalogs, literature, materials and tangible property (whether in electronic, paper or any other format or medium) supplied by Emerson or created or supplied by you or third parties arising from the Services and any other confidential information in your possession, custody or control related to the Services. Paragraphs 6, 7B, 7C, 7E, 7H, 9, 14, 16, 17, 19, 20 and 22 shall survive any termination or expiration of this agreement.

7. [redacted]

8. You represent that you are not subject to any restrictions (contractual or otherwise) which prevent you from accepting this engagement. You covenant and agree that, provided Emerson is not in default under the terms of this agreement, for the period you are receiving payments under Paragraph 7.A, you shall not render any services to any third parties which would conflict with any of your responsibilities hereunder or create a conflict of interest. In addition, for the period you are receiving payments as set forth in Paragraph
7.A, you also agree that you shall not represent, consult to, or become a principal or owner in any entity attempting to develop or sell products incorporating the Licensed Technology, whether directly or indirectly, alone or as a member of a partnership or as an officer or stockholder of any corporation or as an employee or agent thereof be engaged in or concerned with any business engaged in such activities during such period, in any such case without Emerson's prior written approval. Your interest in REP Investment Limited
Liability Company, your representation of its interests under the License Agreement and your supervision of its activities shall not be deemed to conflict with your obligations under this Agreement.

9. You shall use diligent efforts to perform the Services in accordance with prevailing industry standards and you agree to indemnify, defend and hold Emerson harmless from and against all demands, claims, damages, losses and defenses (including reasonable costs, fees of attorneys, accountants and expert witnesses) arising out of or resulting from your performance of, or omission to perform, the Services due to gross negligence or willful misconduct. No settlement shall be made without Emerson's prior written consent. Emerson acknowledges that you are not warranting the achievement of any particular results.

      Emerson agrees to indemnify, defend and hold you harmless from and against all demands, claims, damages, losses and defenses (including reasonable costs, fees of attorneys, accountants and expert witnesses) for any claims arising out of or resulting from the Services other than those based upon your gross negligence or willful misconduct.

10. In the event any provisions contained in the License Agreement with respect to rights to, or obligations in respect of, the Licensed Technology are inconsistent with the provisions of this agreement, the terms of the License Agreement shall govern.

11. This agreement is the complete agreement between the parties regarding the Services. This agreement may not be changed orally but only by an agreement in writing, signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

12. The failure of either party to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such terms, covenants or conditions, nor shall any waiver or relinquishment of any right or power hereunder at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

13. The invalidity or unenforceability of any provision of this agreement shall in no way affect the validity or enforceability of any other provisions.

14. Any notice or process shall be in writing and shall be deemed to have been duly given to you if the same is 1.) delivered personally; 2.) received by overnight delivery service; 3.) received by registered or certified mail, return receipt requested; or, 4.) received by facsimile, with a copy to Jaffe, Raitt, Heuer & Weiss, Professional Corporation, One Woodward Avenue, Detroit, Michigan 48226, Attention Joel J. Morris, to the location set forth above or to such other location as you may designate by a notice given in like manner. In the case of notice or service of process to Emerson, it shall be duly given if same is 1.) delivered personally; 2.) received by overnight delivery service; 3.) received by registered or certified mail, return receipt requested; or 4.)
received by facsimile, to the President, Emerson Radio Consumer Products Corporation, with a copy to the Company's Law Department, at Nine Entin Road, Parsippany, New Jersey 07054 or to such other location as it may designate by a notice given in like manner. Notices by counsel on behalf of a party shall be effective as if given by the party.

15. This agreement shall be binding upon and inure to the benefit of the parties, their heirs, legal representatives, successors and assigns.

16. This agreement shall be deemed to have been made, executed and delivered in and shall be governed by and enforced in accordance with the laws of, the State of New Jersey, United States of America. Any controversy or claim arising out of or relating to this contract, or the breach thereof, shall be governed by and enforced in accordance with the laws of the State of New Jersey regardless of the choice of law rules and conflict of law principles. Any dispute arising as to the legal nature of this agreement shall be settled in the courts of the State of New Jersey, in Morris County, which shall have exclusive jurisdiction over all controversies that may arise under or in relation to this Agreement, especially with respect to its validity, execution, interpretation, enforcement, or compliance, the parties hereby consenting to service, jurisdiction, and venue of such courts for any litigation arising from this agreement and waiving any other venue to which they may be entitled to by virtue of domicile, residence, or otherwise.

17. The Company may periodically request various reports from you on the Services during the term of this Agreement. You agree to submit the reports within the specified time provided by Emerson, which timing shall be reasonable. You also agree to keep and maintain all records of your Services for not less than six (6) years following expiration or earlier termination, as provided herein, of this agreement and to permit any duly authorized employee, agent or representative of the Company to inspect and copy any and all such books and records upon telephone notice.

18. This agreement is non-assignable unless agreed to in writing by the parties.

19. You shall use your own name in all dealings and may not use any trademarks or tradenames or rights to use same belonging to the Company and/or its subsidiaries or affiliates ("Brand Names and Marks") without the Company's prior written consent in each instance. To the extent the Company gives such consent, you may use such trademarks only in connection with the performance of its Services. The Company may withdraw such consent at anytime. Thereafter, no advertising or other use of the Brand Names and Marks may be made by you without the Company's prior written approval in each instance. All use of the Brand Names and Marks and all goodwill associated therewith shall inure to the benefit of the Company. You shall have no interest in or rights to the Brand Names or Marks or any of them nor shall you have or accrue any interest in or to the goodwill associated therewith. Upon expiration or earlier termination of this agreement, you shall discontinue all use of the Brand Names or Marks in advertising or otherwise, and shall remove all signs and displays relating thereto and shall return to the Company at the Company's expense, all signs, displays and other writings and materials relating thereto. You are not and this agreement does not constitute you as being a holder of a license or permit to use the Brand Names or Marks nor shall this Agreement be deemed to make you a franchisee.

20. All ideas, written materials, and other developments or improvements conceived by you, alone or with others, during the term of this agreement, that are within the scope of the Services of this agreement and are for the Company, are the exclusive property of the Company, subject to the terms of the License Agreement. You agree to use reasonable efforts to assist the Company, at its expense, to obtain copyrights or any other applicable proprietary rights ("rights") on any such ideas, written materials, and other developments, and you agree to execute such documents and to take such actions at no cost to you as the Company may reasonably request in order to obtain such rights in its name. Nothing in this Paragraph 20 or elsewhere in this Agreement shall affect the rights of REP Investment Limited Liability Company under the License Agreement.

21. This agreement and the rights and obligations hereunder do not and shall not confer any rights to any third parties and no third parties shall have any rights under this Agreement.

22. During the course of your engagement, you will have access to confidential information relating to the business, methods and practices of the Company, including its rights to and efforts to sell, products with the Licensed Technology, its plans for new products, its pricing policies, and its relationships with vendors, accounts, customers, employees, etc. You acknowledge that all the foregoing is confidential and that disclosure or threatened disclosure of any of such confidential and proprietary information would have a material adverse effect upon the business and prospects of the Company. Accordingly, you agree to keep confidential and not to disclose all or any part of the foregoing information. Should you violate or threaten to violate the terms of this paragraph or those of paragraphs 5, 19 and 20, you acknowledge that the Company could be irreparably injured and that it will not have an adequate remedy at law. Accordingly, you agree that in any such event, the Company may seek and obtain a temporary restraining order, injunction or other appropriate equitable relief without proof of actual damages or the posting of a bond or other security.

     If the above terms conform with your understanding, kindly sign this letter in the appropriate space below.

                                   Very truly yours,
                                   Emerson Radio Consumer Products Corporation
                                   by: /s/ Marino Andriani
                                       President

Acknowledged, agreed and accepted
this 16th day of October, 1997     Emerson Radio Corp.
                                   by: /s/ Elizabeth J. Calianese
/s/ Jerome E. Ruzicka                  Vice President
Jerome E. Ruzicka